UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   07/01/2021   AND ENDING   06/30/2022
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: S G Long & Company

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

283 West Front Street, Suite 302
(No. and Street)

Missoula	Montana	59802
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darla Felix	(406) 721-0999	dsmarz@sglong.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP

	(Name – if individual, state last, first, and middle name)		
601 W. Riverside, Suite 1800	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)
		659	

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Susan Williams swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of S G Long & company as of <u>June 30,</u> 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SUSAN M BABOS
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, MT
My Commission Expires
February 15, 2026

Signature: _S. Will_

Title: _President_ 8/25/22

Susan M Babos
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MOSSADAMS

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
S.G. Long & Company

We have audited the accompanying statement of financial condition of S.G. Long & Company (Company) as of June 30, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in accordance with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
August 25, 2022

We have served as the Company's auditor since 2009.



Communications with Those
Charged with Governance of

S.G. Long & Company
(A Wholly-Owned Subsidiary of
S.G. Long Financial Service Corp.)

August 25, 2022

 MOSSADAMS

 MOSSADAMS

COMMUNICATIONS WITH THOSE CHARGED WITH GOVERNANCE

To the Board of Directors
S.G. Long & Company

We have audited the financial statements of S.G. Long & Company (the Company) as of and for the year ended June 30, 2022, and have issued our report thereon dated August 25, 2022. Additionally, we have reviewed the Company's Exemption Report and have issued our report dated August 25, 2022. The Public Company Accounting Oversight Board (PCAOB) standards require that we provide you with the following information related to our audit.

OUR RESPONSIBILITY UNDER STANDARDS SET BY THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (PCAOB)

As stated in our engagement letter dated May 25, 2022, our responsibility, as described by PCAOB standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

It is also our responsibility, as stated within the signed engagement letter and professional services agreement dated May 25, 2022, to review management's statements included in the Company's Exemption Report prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The statements include the identification of the provisions under which the Company claimed an exemption from SEC Rule 15c3-3; that the Company met the identified exemption provisions throughout the year without exception; and the identification, if applicable, of any exceptions in meeting the identified exemption provision.

Our responsibility is to plan and perform the audit and review in accordance with standards of the PCAOB, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free from material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purpose of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit and review that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

1

PLANNED SCOPE AND TIMING OF THE AUDIT

We performed the audit according to the planned scope and timing previously communicated to you in the engagement letter dated May 25, 2022, and our planning letter dated June 2, 2022.

SIGNIFICANT AUDIT FINDINGS AND ISSUES

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and there were no changes in the application of existing policies during the year ended June 30, 2022. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Critical Accounting Policies and Practices

A Company's accounting policies and practices that are (a) most important to the portrayal of the Company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe the following policies and practices are deemed critical:

- Disclosure of related party transactions in Note 3 to the financial statements.
- Disclosure of net capital under Rule 15c3-1 in Note 4 to the financial statements.

The Company's financial statement disclosures sufficiently describe revenue recognition and related party transactions. We suggested no modifications to these disclosures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We reviewed management's assumptions and obtained corroborating evidence to support management's estimates. We identified no critical accounting estimates.

Significant Unusual Transactions

Significant unusual transactions are transactions that are outside the normal course of business for the company or that otherwise appear to be unusual due to their timing, size, or nature. Often times, these transactions will require significant estimates by management that greatly impact the financial statements. We noted no significant unusual transactions during our audit of the financial statements.

REQUIRED COMMUNICATIONS

Qualitative Aspects of Accounting Practices

We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider "swings" in estimates. We did not observe a trend of bias by management or "swings" in estimates to achieve an expected or desired outcome.

Financial Statement Presentation

We are required to evaluate whether the presentation of the financial statements and related disclosures are in conformity with U.S. GAAP, including the auditor's consideration of the form, arrangement, and content of the financial statements. We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in conformity with U.S. GAAP.

New Accounting Pronouncements

If, as a result of our procedures, we identify a concern regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting, we are obligated to communicate this to you. We did not identify any concerns with management's anticipated adoption of accounting pronouncements that are not yet effective.

Alternative Accounting Treatments

If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you. We did not discuss any alternative accounting treatments with management.

Other Information in Documents Containing Audited Financial Statements

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Difficult or Contentious Matters for which the Auditor Consulted

We are required to communicate to you matters that are difficult or contentious for which we consulted outside the engagement team and that we reasonably determined are relevant to your oversight of the financial reporting process. We did not consult outside the engagement team.

Auditor's Evaluation of the Company's Ability to Continue as a Going Concern

We are required to communicate matters to you, when applicable, relating to our evaluation of the Company's ability to continue as a going concern for a reasonable period of time. No conditions and/or events were identified that, when considered in the aggregate, lead us to believe that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Departure from the Auditor's Standard Report

We are required to communicate to you when the audit report is expected to be modified or include explanatory language or paragraph. Our audit report is not expected to be modified or include explanatory language or paragraph.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit and review.

Corrected and Uncorrected Misstatements

PCAOB standards require us to accumulate all factual and judgmental misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management.

The schedule below summarizes uncorrected misstatements of the financial statements. Management has determined their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

| | Debit/(Credit) | | | |
Reversing effect of passed adjusting journal entries for June 30, 2021	Assets	Liabilities	Equity	Impact on Net Income
To accrue commissions receivable and payable for June 2021 commissions	$ -	$ -	$ (17,980)	$ 17,980
Reversing effect of prior year (June 30, 2021) passed entries	$ -	$ -	$ (17,980)	$ 17,980
Effect of passed adjusting journal entries for June 30, 2022				
To accrue commissions receivable and payable for June 2022 commissions	$ 19,543	$ -	$ -	$ (19,543)
Effect of current year (June 30, 2022) passed entries	$ 19,543	$ -	$ -	$ (19,543)
Total cumulative effect of passed adjustments for June 30, 2022 and 2021	$ 19,543	$ -	$ (17,980)	$ (1,563)

Disagreements with Management

For purposes of this letter, PCAOB standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letters dated August 25, 2022.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence Standards

As required by the PCAOB, at least annually, we are to disclose to you, the nature of all relationships between Moss Adams and the Company that may reasonably be thought to bear on our independence. Our letter confirming our independence was previously provided to the Board of Directors on June 2, 2022.

Other Matters

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This communication is intended solely for the information and use of the Audit Committee and management of S.G. Long & Company and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 25, 2022

 MOSS**A**DAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
S.G. Long & Company

We have reviewed management's statements, included in the accompanying S.G. Long & Company's Exemption Report in which:

1) S.G. Long & Company states S.G. Long & Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) S.G. Long & Company states S.G. Long & Company met the identified exemption provisions throughout the most recent fiscal year without exception.

S.G. Long & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.G. Long & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Spokane, Washington
August 25, 2022

August 25, 2022

Moss Adams LLP
601 West Riverside Ave, Suite 1800
Spokane, WA 99201

In connection with your review of S.G. Long & Company's (the Company) statements in the S.G. Long & Company's Exemption Report, in which 1) S.G. Long & Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 (the exemption provisions) and 2) S.G. Long & Company states it met the identified exemption provisions throughout the most recent fiscal year without exception, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the exemption provisions throughout the most recent fiscal year.

2. We have performed an evaluation of the Company's compliance with the exemption provisions. Based on this evaluation, we assert that the Company met the exemption provisions under paragraph (k)(2)(ii) throughout the most recent fiscal year. We are responsible for our assertion.

3. We have made available to you all records and other information relevant to our assertion of compliance with the exemption provisions, including all known matters contradicting the assertion, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the exemption provisions, received through the date of this letter.

4. There are no known events or other factors that might significantly affect our compliance with the exemption provisions throughout the most recent fiscal year and through the date of this letter.

Sincerely,
S.G. Long & Company

Signature:

Print Name: Susan Williams

Title: President

Signature:

Print Name: Darla Felix

Title: Chief Financial Officer

S.G. Long & Company's Exemption Report

S.G. Long & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, <u>Susan Williams, President</u>, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: President

Date: _____ August 25, 2022 _____

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
S.G. Long & Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of S.G. Long & Company is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of S.G. Long & Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting S.G. Long & Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30 2022, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by S.G. Long & Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on S.G. Long & Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of S.G. Long & Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of S.G. Long & Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 25, 2022



COMMUNICATION OF INTERNAL
CONTROL RELATED MATTERS

**S.G. LONG & COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF
S.G. LONG FINANCIAL SERVICE CORP)**

August 25, 2022



 MOSSADAMS

Communication of Internal Control Related Matters

To the Board of Directors
S.G. Long & Company

In planning and performing our audit of the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2022, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

℘ ✳ ℭ

This communication is intended solely for the information and use of management, the Board of Directors, others within the Company, and is not intended to be, and should not be used by anyone other than these specified parties.

We appreciate the opportunity to provide professional accounting services to S.G. Long & Company and the courtesy and cooperation extended to us during the audit. We are very grateful for the opportunity to be of service to S.G. Long & Company.

Moss Adams LLP
Spokane, Washington
August 25, 2022


MOSSADAMS

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplementary Information for

S.G. Long & Company
(A Wholly-Owned Subsidiary of
S.G. Long Financial Services Corp.)

June 30, 2022

CONTENTS

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

	June 30, 2022
Cash and cash equivalents	$ 344,513
Receivables	
Clearing organization	31,543
Other	6,984
Prepaid expenses	12,579
Right of use asset	3,286
Lease deposit	830
Clearing deposit	51,858
Total assets	$ 451,593

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 24,789
Right of use liability	3,286
Accrued expenses	128,055
Total liabilities	156,130
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367	
shares issued and outstanding	648,648
Accumulated deficit	(353,185)
Total stockholder's equity	295,463
Total liabilities and stockholder's equity	$ 451,593

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS

	Year Ended June 30, 2022
REVENUES	
Managed accounts fees	$ 1,436,078
Commissions and trails	422,728
Outside fees	324,576
	2,183,382
EXPENSES	
Managed fees	734,271
Cost sharing fees	650,000
Commissions and trails	409,945
Outside fees	151,718
Payroll taxes	66,219
Insurance	51,912
Retirement plan contribution	41,705
Broker expenses and charges	28,331
Taxes and licenses	22,804
Professional fees	20,177
Computer and stock quotes	15,496
Rent	7,476
Contributions	5,082
Dues and subscriptions	2,210
Other expenses	999
	2,208,345
Loss from operations	(24,963)
OTHER INCOME	
Miscellaneous income	5,652
Investment income	2,030
Net Income before income tax	7,682
Income tax	-
Net loss	$ (17,281)

S.G. LONG & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Year Ended June 30, 2022 | | | |
| | Common Stock | | Accumulated | Total Stockholder's |
	Shares	Amount	Deficit	Equity
Balance, beginning of year	31,367	$ 648,648	$ (335,904)	$ 312,744
Net Loss	-	-	(17,281)	(17,281)
Balance, end of year	31,367	$ 648,648	$ (353,185)	$ 295,463

See accompanying notes.

	Year Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (17,281)
Adjustments to reconcile net loss to net cash from operating activities	
Change in assets and liabilities	
Receivables	(2,340)
Prepaid expenses	(1,507)
Accounts payable and accrued liabilities	25,709
Net cash used by operating activities	4,581
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,581
CASH AND CASH EQUIVALENTS, beginning of year	339,932
CASH AND CASH EQUIVALENTS, end of year	$ 344,513

Note 1 – Summary of Significant Accounting Policies

Operations – S.G. Long & Company (Company) is an independent brokerage firm operating in Missoula, Montana, and Richardson, Texas, with representatives registered in various states. The Company operates as an introducing broker. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Services Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Services Corp. or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Services Corp. and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of thirteen months or less to be cash equivalents.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments – Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Leases – The Company accounts for leases using ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. The company recognizes and records operating lease expense for the amounts paid in accordance with the contractual terms of the operating lease. Interest expense on the lease liability and amortization of the Right of Use Asset are recorded and presented in a manner consistent with how the company reports other interest expense and amortization expense on the income statement.

As of June 30, 2022, the right-of-use assets and lease liability totaled $3,286. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. The Company used a discount rate of 5 percent in determining the present value of the future lease payments. There was no material impact to the timing of expense or income recognition in the Company's income statement.

Revenue recognition – Securities transactions and related revenue and expenses are recorded on a trade date basis.

ASC 606 Revenues from Contracts with Customers creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. The Company's assessment of key revenue sources includes:

S.G. LONG & COMPANY
NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (continued)

Managed account fees – Managed account fees are comprised of two types of revenue: Managed Fees through RBC and Managed Fees from affiliate, SGL Investment Advisors (SGLIA). Managed Fees through RBC are billed in advance in January, April, July and October. Managed fees from SGLIA are billed in advance at the beginning of the calendar quarter. Fees are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Quarterly fees due from the Company's affiliate, SGLIA, are allocated over three months and billed at the beginning of each month. Any account refunds or credits are prorated over the remainder of the quarter. Fee arrangements for both types of Managed Fees are based on a percentage applied to the customer's assets under management.

Commissions and trails - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Outside fees - The Company buys and sells packaged financial products such as mutual funds, annuities and insurance products on behalf of its customers through outside companies. The outside vendor compensates The Company for these transactions with commissions, mutual fund trails and sales credits. The Company believes that the performance obligation is satisfied on the trade date or transaction date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income taxes – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Services Corp. However, for financial statement purposes, the Company uses the "separate return method" and recognizes tax assets, liabilities and expense as if it were filing a stand-alone tax return.

Note 1 – Summary of Significant Accounting Policies (continued)

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes,* relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for additional details.

Deposits – The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2022.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Subsequent events – The Company has evaluated subsequent events through August 24, 2022 and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 2 – Cash and Cash Equivalents

At June 30, 2022, the Company's cash and cash equivalents consisted of:

Bank accounts	$ 140,678
Investment Account	125,344
Money market accounts	78,491
	$ 344,513

S.G. LONG & COMPANY
NOTES TO FINANCIAL STATEMENTS

Note 3 – Related Party Transactions

The Company has entered into a cost sharing agreement with its parent, S.G. Long Financial Services Corp., and affiliate, SGL Investment Advisors, effective July 1, 2011, to allocate shared administrative expenses and fixed assets among the three companies. The Company pays a fixed monthly amount for its allocation of shared expenses. The Company's cost sharing expense was $650,000 for the year ended June 30, 2022.

The Company had a liability recorded within accounts payable of $24,789 at June 30, 2022, partially due to its parent, which is comprised of occupancy costs, administrative services and executive payroll and other operating expenses.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregated indebtedness to net capital ratio would exceed 10 to 1). At June 30, 2022, the Company had net capital of $278,768 which was $228,768 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .56 to 1.

Note 5 – Income Taxes

At June 30, 2022, the Company has gross deferred income tax assets of $146,118 that relate primarily to accumulated stand-alone tax losses as discussed further below. For financial statement purposes, the Company's taxable income or loss is measured as if it filed its own stand-alone income tax returns (although it files consolidated federal and state income tax returns with its parent, S.G. Long Financial Services Corp.). As such, the realization of its deferred income tax assets depends on the stand-alone activity of the Company. Therefore, a 100% valuation allowance has been established since the Company's future stand-alone taxable income is not reasonably assured. Accordingly, the net amount of deferred income taxes recorded on the Company's statement of financial condition was $0 as of June 30, 2022.

As of June 30, 2022, the Company has $554,897 of accumulated losses and charitable contribution carry forwards on a stand-alone basis that can offset future taxable income. Certain loss carry forwards will begin to expire in 2034 while other loss carry forwards have an indefinite life.

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company does not have any uncertain tax positions.

Note 5 – Income Taxes (continued)

The components of income tax expense consist of the following for the year ended June 30, 2022:

Deferred

Federal	$ 29,024
State	7,370
Change in valuation allowance	(36,394)
Income Tax Expense	$ -

Note 6 – Retirement Plan

The Company sponsors a 401(k) plan (Plan) covering employees over the age of 18 years with a minimum of six months of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2022, there was no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $41,705 for the year ended June 30, 2022.

	June 30, 2022
NET CAPITAL	
Total stockholder's equity	$ 295,463
Nonallowable assets	
Prepaid expenses	12,579
Rent Deposit	830
Right of Use Asset	3,286
	16,695
Net capital	$ 278,768
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Net capital	$ 278,768
Minimum dollar requirement	$ 50,000
Excess net capital (net capital less minimum dollar requirement)	$ 228,768
Total aggregate indebtedness per statement of financial condition	$ 156,130
Ratio of aggregate indebtedness to net capital	.56 to 1

The computation of net capital and aggregate indebtedness pursuant to SEC Rule 15c3-1 as of June 30, 2022, computed by the Company in its Form X-17A-5, Part IIA, do not differ materially from the above computation, which is based on audited financial statements.